EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	1998	1999	2000	2001	2002	Six months ended 6/30/2002	Six months ended 6/30/2003

EARNINGS
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	174,156	122,813	34,186	29,221	13,636	18,454	28,632
Fixed charges (see below)	1,049	1,199	1,668	1,221	1,288	655	1,640
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—	—

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Minority interest in pre-tax income of subsidiaries not incurred in fixed charges	—	—	—	—	—	—	—

	175,205	124,012	35,854	30,442	14,924	19,109	30,272

Fixed Charges
Interest expensed and capitalized	163	—	588	295	255	139	1,099

Amortized premiums, discounts, and capitalized expenses related to indebtedness	—	—	—	—	—	—	109
Estimate of the interest within rental expense(1)	886	1,199	1,080	926	1,033	516	432

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

	1,049	1,199	1,668	1,221	1,288	655	1,640

Ratio of Earnings to Fixed Charges with rent interest	167	103	21	25	12	29	18

(1)	Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.